UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Envivio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29413T106

(CUSIP Number)

12/31/2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29413T106

1	NAMES OF REPORTING PERSONS HarbourVest International Private Equity Partners V-Direct Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,639,939
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,639,939
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,639,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.52%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[1]

Based on 26,925,279 shares of the Issuer’s Common Stock, $.001 par value, outstanding on December 1, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2012.

CUSIP No. 29413T106

1	NAMES OF REPORTING PERSONS HIPEP V-Direct Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,639,939
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,639,939
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,639,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.52%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[2]

Based on 26,925,279 shares of the Issuer’s Common Stock, $.001 par value, outstanding on December 1, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2012.

CUSIP No. 29413T106

1	NAMES OF REPORTING PERSONS HIPEP V-Direct Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,639,939
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,639,939
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,639,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.52%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[3]

Based on 26,925,279 shares of the Issuer’s Common Stock, $.001 par value, outstanding on December 1, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2012.

CUSIP No. 29413T106

1	NAMES OF REPORTING PERSONS HarbourVest Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,639,939
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,639,939
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,639,939
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.52%[4]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[4]

Based on 26,925,279 shares of the Issuer’s Common Stock, $.001 par value, outstanding on December 1, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2012.

Item 1(a) Name of issuer: Envivio, Inc.

Item 1(b) Address of issuer’s principal executive offices: 400 Oyster Point Blvd., Suite 325, South San Francisco, CA 94080

2(a) Name of person filing: This filing made on behalf of HarbourVest International Private Equity Partners V-Direct Fund L.P.; HIPEP V-Direct Fund L.P.; HIPEP V-Direct Associates LLC; HarbourVest Partners, LLC (“HarbourVest”).

2(b) Address or principal business office or, if none, residence: The principal business office of each reporting person is One Financial Center, 44th Floor, Boston, MA 02111

2(c) Citizenship: Reporting Entities are all organized and exist under the laws of the State of Delaware.

2(d) Title of class of securities: Common Stock

2(e) CUSIP No.: 29413T106

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,639,939 shares of Common Stock are beneficially owned by HarbourVest International Private Equity Partners V-Direct Fund L.P. Harbour Vest is the Managing Member of HIPEP V-Direct Associates LLC, which is the General Partner of HIPEP V-Direct Associates L.P., which is the General Partner of HarbourVest International Private Equity Partners V-Direct Fund L.P. Each of HarbourVest, HIPEP V-Direct Associates LLC and HIPEP V-Direct Associates L.P. may be deemed to have a beneficial ownership interest in the shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P.

Voting and investment power over the securities owned directly by HarbourVest International Private Equity Partners V-Direct Fund L.P. is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HIPEP V-Direct Associates LLC, HIPEP V-Direct Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest International Private Equity Partners V-Direct Fund L.P.

(b) Percent of class: 13.52% of Common Stock (based on 26,925,279 shares of the Issuer’s Common Stock, $.001 par value, outstanding on December 1, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2012).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: HarbourVest International Private Equity Partners V-Direct Fund L.P. has the sole power to vote or to direct the vote of 3,639,939 shares of Common Stock .

(ii) Shared power to vote or to direct the vote: HarbourVest, HIPEP V-Direct Associates LLC and HIPEP V-Direct Associates L.P. may be deemed to have shared power to vote or to direct the vote of the 3,639,939 shares of Common Stock held by held by HarbourVest International Private Equity Partners V-Direct Fund L.P..

(iii) Sole power to dispose or to direct the disposition of: HarbourVest International Private Equity Partners V-Direct Fund L.P. has the sole power to dispose or to direct the disposition of 3,639,939 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of: HarbourVest, HIPEP V-Direct Associates LLC and HIPEP V-Direct Associates L.P. may be deemed to have the shared power to dispose or direct the disposition of the 3,639,939 shares of Common Stock held by HarbourVest International Private Equity Partners V-Direct Fund L.P..

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d–3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item. Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. See item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary. Not Applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d–1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

SEE EXHIBIT A

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.Not Applicable.

Item 10. Certifications

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d–1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d–1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d–1(c):

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012	HarbourVest Partners LLC

	By:	/s/ Martha D. Vorlicek
Name: Martha D. Vorlicek
Title: Managing Director

Date: February 13, 2012	HarbourVest International Private Equity Partners V-Direct Fund L.P.
	By:	HIPEP V-Direct Associates L.P., its General Partner
	By:	HIPEP V-Direct Associates LLC, its General Partner
	By:	HarbourVest Partners, LLC, its Managing Member

	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
Title: Managing Director

Date: February 13, 2012	HIPEP V-Direct Associates L.P.
	By:	HIPEP V-Direct Associates LLC, its General Partner
	By:	HarbourVest Partners, LLC, its Managing Member

	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
Title: Managing Director

Date: February 13, 2012	HIPEP V-Direct Associates LLC
	By:	HarbourVest Partners, LLC, its Managing Member

	By:	/s/ Martha D. Vorlicek
Name: Martha D. Vorlicek
Title: Managing Director

EXHIBIT A

Item 8 – Identification and Classification of Group

Consists of 3,639,939 shares of Common Stock owned directly by HarbourVest International Private Equity Partners V-Direct Fund L.P. Harbour Vest Partners LLC (“HarbourVest”) is the Managing Member of HIPEP V-Direct Associates LLC, which is the General Partner of HIPEP V-Direct Associates L.P., which is the General Partner of HarbourVest International Private Equity Partners V-Direct Fund L.P. Each of HarbourVest, HIPEP V-Direct Associates LLC and HIPEP V-Direct Associates L.P. may be deemed to have a beneficial ownership interest in the shares held by HarbourVest International Private Equity Partners V-Direct Fund L.P. The address of each such entity is One Financial Center, 44th Floor, Boston, MA 02111.

Voting and investment power over the securities owned directly by HarbourVest International Private Equity Partners V-Direct Fund L.P. is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HIPEP V-Direct Associates LLC, HIPEP V-Direct Associates L.P. and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by HarbourVest International Private Equity Partners V-Direct Fund L.P None of HarbourVest International Private Equity Partners V-Direct Fund L.P., HarbourVest, HIPEP V-Direct Associates LLC, or HIPEP V-Direct Associates L.P. This filing shall not be deemed an admission or affirmation that any such entity or person is a member of a group.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 13, 2013

HarbourVest International Private Equity Partners V-Direct Fund L.P.
By:	HIPEP V-Direct Associates L.P., its General Partner
By:	HIPEP V-Direct Associates LLC, its General Partner
By:	HarbourVest Partners, LLC, its Managing Member
/s/ Martha D. Vorlicek
By:	Martha D. Vorlicek, Managing Director

HIPEP V-Direct Associates L.P.
By:	HIPEP V-Direct Associates LLC, its General Partner
By:	HarbourVest Partners, LLC, its Managing Member

/s/ Martha D. Vorlicek
By:	Martha D. Vorlicek, Managing Director

HIPEP V-Direct Associates LLC
By:	HarbourVest Partners, LLC, its Managing Member

/s/ Martha D. Vorlicek
By:	Martha D. Vorlicek, Managing Director

HarbourVest Partners, LLC

/s/ Martha D. Vorlicek
By:	Martha D. Vorlicek, Managing Director